JNL Series Trust 485BPOS

Exhibit 99.28(d)(14)(iv)

Amendment to Sub-Advisory Agreement Between

Jackson National Asset Management, LLC and ClearBridge Investments, LLC

This Amendment is made by and between Jackson National Asset Management, LLC, a Michigan limited liability company and registered investment adviser (the “Adviser”), and ClearBridge Investments, LLC, a limited liability company organized in the State of Delaware and registered investment adviser (the “Sub-Adviser”).

Whereas, the Adviser and Sub-Adviser (the “Parties”) entered into a Sub-Advisory Agreement effective as of the 13th day of September, 2021, as amended, wherein the July 31, 2020 Agreement was incorporated by reference, and as amended thereafter (the “Agreement”), whereby the Adviser appointed the Sub-Adviser to provide certain sub-investment advisory services to certain investment portfolios (the “Funds”) of JNL Series Trust (the “Trust”), as listed on Schedule A to the Agreement.

Whereas, pursuant to the Agreement, the Adviser agreed to pay the Sub-Adviser for the services provided and the expenses assumed by the Sub-Adviser a sub-advisory fee as set forth on Schedule B to the Agreement, and the Sub-Adviser agreed to accept such sub-advisory fee as full compensation under the Agreement for such services and expenses.

Whereas, the Board of Trustees of the Trust approved the termination of the Sub-Adviser as an investment sub-adviser for a portion of assets of the JNL Multi-Manager Mid Cap Fund, effective October 21, 2024.

Whereas, the Parties have agreed to amend Schedule A and Schedule B of the Agreement, effective October 21, 2024, to remove the JNL Multi-Manager Mid Cap Fund and its respective fees.

Now Therefore, in consideration of the mutual covenants herein contained, the Parties hereby agree to amend the Agreement as follows:

1)	Schedule A to the Agreement is hereby deleted and replaced in its entirety with Schedule A dated October 21, 2024, attached hereto.

2)	Schedule B to the Agreement is hereby deleted and replaced in its entirety with Schedule B dated October 21, 2024, attached hereto.

3)	Except as specifically amended hereby, the Agreement shall remain in full force and effect in accordance with its terms.

4)	Each of the Parties represents and warrants to the others that it has full authority to enter into this Amendment, upon the terms and conditions hereof, and that the individual executing this Amendment is duly authorized to bind the respective party to this Amendment.

5)	This Amendment may be executed in one or more counterparts, which together shall constitute one document.

In Witness Whereof, the Parties have caused this Amendment to be executed, effective October 21, 2024.

Jackson National Asset Management, LLC		ClearBridge Investments, LLC

By:	/s/ Emily J. Bennett	By:	/s/ Nicole Tarallo
Name:	Emily J. Bennett	Name:	Nicole Tarallo
Title:	VP and Deputy General Counsel	Title:	Managing Director

Schedule A

Dated October 21, 2024

Funds
JNL/ClearBridge Large Cap Growth Fund

A-1

Schedule B

Dated October 21, 2024

(Compensation)

JNL/ClearBridge Large Cap Growth Fund
Average Daily Net Assets	Annual Rate
$0 to $100 million	0.300%
$100 million to $250 million	0.275%
$250 million to $500 million	0.250%
$500 million to $1.5 billion	0.225%
Amounts over $1.5 billion	0.215%

B-1